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13012468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek (City) CA (State) 94595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

One California St., 4th Fl., San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bryan H. Draper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owens Securities Corp, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________ Signature of Document Signer No. 1

______________________ Signature of Document Signer No. 2 (if any)

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of February (Month), 2013 (Year), by

(1) Bryan H. Draper (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

LAURA E. QUISITO
Commission # 1862976
Notary Public - California
Contra Costa County
My Comm. Expires Aug 28, 2013

Place Notary Seal Above

Signature Laura E. Quisito
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Owens Securities Corporation
Walnut Creek, California

Report on the Financial Statement:

We have audited the accompanying financial statements of Owens Securities Corporation ("the Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

San Francisco, California
February 27, 2013

Owens Securities Corporation

BALANCE SHEETS

December 31, 2012 and 2011

ASSETS	2012	2011
CURRENT ASSETS		
Cash	$ 10,083	$ 13,294
Capitalized regulatory fees	4,371	4,275
Total current assets	14,454	17,569
	$ 14,454	$ 17,569

LIABILITIES AND STOCKHOLDER'S EQUITY	2012	2011
CURRENT LIABILITIES		
Accounts payable	$ -	$ 4,716
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	15,000	15,000
Additional paid-in capital	225,034	199,126
Accumulated deficit	(225,580)	(201,273)
Total Stockholder's Equity	14,454	12,853
	$ 14,454	$ 17,569

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENTS OF OPERATIONS

for the Years ended December 31, 2012 and 2011

	2012	2011
General and administrative expenses		
Regulatory fees and expenses	$ 4,901	$ 4,104
Other expenses	18,606	18,503
Total General and administrative expenses	23,507	22,607
Loss before provision for income taxes	(23,507)	(22,607)
Provision for income taxes	(800)	(800)
Net Loss	$ (24,307)	$ (23,407)

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances at January 1, 2011	$ 15,000	$ 15,000	$ 179,126	$ (177,866)	$ 16,260
Net loss	-	-	-	(23,407)	(23,407)
Capital contributed from parent	-	-	20,000	-	20,000
Balances at December 31, 2011	15,000	15,000	199,126	(201,273)	12,853
Net loss	-	-	-	(24,307)	(24,307)
Capital contributed from parent	-	-	25,908	-	25,908
Balances at December 31, 2012	15,000	$ 15,000	$ 225,034	$ (225,580)	$ 14,454

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (24,307)	$ (23,407)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in capitalized asset	(96)	(171)
Change in accounts payable	(4,716)	3,916
Net cash flows used in operating activities	(29,119)	(19,662)
Cash flows provided by financing activities:		
Additional paid-in capital contributed	25,908	20,000
Net cash flows provided by financing activities	25,908	20,000
(DECREASE) INCREASE IN CASH	(3,211)	338
Cash at beginning of year	13,294	12,956
Cash at end of year	$ 10,083	$ 13,294

The accompanying notes are an integral
part of these financial statements.

1. ORGANIZATION

Owens Securities Corporation (the "Company") was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group Inc. (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2012 and 2011, no commission revenue was earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Management Estimates

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes deposits held at financial institutions.

Income Taxes

The Company has elected S corporation status for federal and state tax purposes. As an S Corporation, substantially all income tax liability will flow through to the Company's shareholders with the exception of a 1.5% franchise tax for state tax reporting purposes applicable to taxable income earned in California (the Company's principal state of operation).

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. As of December 31, 2012 and 2011, the gross deferred tax assets and gross deferred tax liabilities were not considered material and the net deferred tax asset was zero. The provision for income taxes for the years ended December 31, 2012 and 2011 consists of minimum state franchise tax of $800.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. In accordance with ASC 740-10, the Company has elected to record interest accrued and penalties, if any, related to unrecognized tax benefits in other operating expenses.

The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2012 and 2011 is zero. The amount of tax benefits that would impact the effective rate, if recognized, is expected to be zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. As of December 31, 2012 the Company's tax years for 2008, 2009, 2010 and 2011 are subject to examination by the tax authorities.

3. GOING CONCERN

The Company has not effected any transactions for the limited partnership interests in Owens Mortgage Investment Fund for the past several years. As a result, the operating losses were greater than the Company's excess net capital for the years ending December 31, 2012 and 2011. Management of both the Company and the Parent intend for the Company to continue as a going concern. As such, for the years ended December 31, 2012 and 2011 the Parent made capital contributions of $25,908 and $20,000, respectively, to the Company. The Parent has committed to continue capital contributions to support the Company's continued operations, and to meet its regulatory requirements.

4. COST SHARING AGREEMENT

As of January 1, 2008, the Company entered into a Cost Sharing Agreement with its parent, Owens Financial Group, Inc. ("Owens") whereby the Company will reimburse Owens $10,000 per year in addition to any income tax liability incurred by Owens on behalf of the Company. As of December 1, 2010 this Cost Sharing Agreement was amended and entitled the Expense Sharing Agreement in order to evidence compliance with the financial responsibility rules relating to cost-sharing, including the net capital rule, and the reporting and record keeping requirements under SEC Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, and rules promulgated thereunder, as further set forth in the National Association of Securities Dealers Notice to Members 03-63 dated October 2003. For the year ended December 31, 2011, this amount is calculated as $3,116. For the year ended December 31, 2012, this amount is calculated as $2,936. As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $10,083 which was $5,083 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 0%. At December 31, 2011, the Company had net capital of $8,578, which was $3,578 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 54.98%.

SUPPLEMENTARY INFORMATION

Owens Securities Corporation

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2012

		2012
Net capital:		
Total stockholder's equity	$	14,454
less: Other deductions		(4,371)
Net capital	$	10,083
Aggregate Indebtedness:		
Accounts payable		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	5,083
Ratio of aggregate indebtedness to capital		0.00%

Reconciliation of net capital:

There are no material differences between amounts presented above and the Company's unaudited filing of Part IIA of the FOCUS report as of December 31, 2012, filed on January 17, 2013

Statement Pursuant to Rule 15c3-3:

The Company has claimed an exemption from certain requirements of Rule 15c3-3 pursuant to Section (k)(1), Limited Business.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE (SEC) COMMISSION RULE 17A-5

To the Board of Directors
Owens Securities Corporation
Walnut Creek, California

In planning and performing our audit of the financial statements of Owens Securities Corporation ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

San Francisco, California
February 27, 2013